

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

Via E-Mail
Michael D. Casey
Chief Executive Officer
Carter's Inc.
The Proscenium
1170 Peachtree Street, NE, Suite 900
Atlanta, GA 30309

  Re: **Carter's Inc.**
    Form 10-K for the Year Ended December 29, 2012
    Filed February 27, 2013
    File No. 001-31829

Dear Mr. Casey:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel, and
           Mining